Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898

[GRAPHIC OMITTED]                                              PRESS RELEASE
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       DSET Announces New Program to Assist Competitive Service Providers



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Bridgewater, NJ - October 4, 2001 - (Nasdaq: DSET) - DSET Corporation today announced a program intended to alleviate a major problem faced by beleaguered competitive service providers (CSPs). The new program can reduce the risk and lower the costs associated with implementing electronic-bonding gateways, which are the cornerstone of an electronic Trading Partner Network.

The lack of gateway purchases by many CSPs over the last year has not been because of technology issues or the actual functionality in gateways. Most DSET customers use less than 75% of the functionality in the gateways they have deployed.

CSPs are confronted with macro regulatory and other issues, some even being addressed by the U.S. Supreme Court, that have put the survivability of this group of service providers in question. As a result, many of them simply aren't making major capital commitments requiring up-front cash. IT managers have not been willing to run a million dollar proposal up the chain of command.

To provide significant relief to CSPs in this situation, DSET is now offering its electronic-bonding gateways on a month-to-month rental plan, with a 90-day cancellation clause. This hopefully will address the issue of reluctance on the part of CSPs to make a substantial financial commitment for one, two, or three years. DSET believes its rental program will lower the risk perceived by CSPs when it comes to buying gateways and encourage them to move ahead with the deployment of DSET solutions that can be a key to success in the telecom marketplace.

To substantially reduce the cost of gateway acquisition for CSPs, DSET's new low monthly rental fee includes technical support, software upgrades, and change-management services. This should allow CSPs to avoid major capital expenses in these operating areas.

 "The DSET program should help CIOs to make a strong case to their companies for implementing our software," said Bill McHale, DSET's president, chief executive officer, and chairman of the board. "Our current base of 30 CSPs recognizes that electronic-

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bonding gateways assist them in dealing with their adversaries, the RBOCs, in a way that reduces expenses and helps them provision new phone services in significantly less time than if they did it through other means.

"A recent report by the New Paradigm Resources Group (NPRG), titled `The Competitive Carrier Survivor Report' highlights 51 competitive service providers, of which 18 use DSET gateways. We believe that 5 to 10 of these providers use our competitors' solutions and that the remaining ones are prospective customers. We hope our program will be the catalyst for them to now invest the time and resources to implement electronic-bonding gateways.

"The money that CSPs save on DSET gateways could be put to use in implementing provisioning software that can help them offer IP-based VPNs to their customers, in turn enabling the CSPs to generate more revenue from these new services. Our announcement in June of our intent to merge with ISPsoft, Inc., and our ability to resell their software prior to the completion of the merger, allows us to offer a state-of-the-art provisioning solution that competes with products from Orchestream, Syndesis, Dorado and others. Providing IP-based VPNs so that CSPs can generate more revenue at lower cost is another way that we are trying to help these providers compete in this difficult market environment.

"As we look forward, we believe that the IP-provisioning segment gives us the greatest chance for long-term growth and profitability. The gateway segment has the potential to be a profitable cash contributor to this goal. And if competitive service providers are truly rejuvenated, we will still be in the middle of this market, with gateways and IP-based solutions to help them compete more effectively."

DSET's rental program is available for additional gateways to current DSET customers in the United States. It is also available to all other competitive service providers in the U.S., whether they are using our competitors' software or not.

To take advantage of this program, a CSP will need to contract with a system integrator for implementation services. Some of the DSET business partners that can provide these services are BusinessEdge, Danet, Fathom Solutions, Foxfire Consulting, Fuegotech, and KPMG Consulting.

For information about the DSET gateway rental program, please send e-mail to info@dset.com to be put in touch immediately with a DSET representative.

About DSET

DSET Corporation is a leading supplier of electronic-bonding gateways and software solutions that automate the provisioning of Internet Protocol
(IP)-based services. DSET gateways enable communications providers to implement electronic Trading Partner Networks (TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for

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customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. DSET IP provisioning solutions facilitate the creation of virtual private networks
(VPNs) and other services at a fraction of the cost and time of conventional provisioning methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                      x x x


DSET Contacts:

Media Relations: Dean Maskevich, Marketing Communications, 908-526-7500
                 Ext. 1366, e-mail: dmaskevi@dset.com

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net



DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.

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